Exhibit 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Investor Relations Department
Tel: (852) 2555-5021	Tel: (852) 2555-4777
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777
e-mail: tdien@lhai.com

Global Sources appoints David Gillan Chief Financial Officer
- CFO Eddie Heng retires after almost 16 years of service -

HONG KONG, July 1, 2009 – Global Sources (NASDAQ: GSOL) names David Gillan as Chief Financial Officer, following the retirement of Eddie Heng.  Heng will remain on the board as a director.

Global Sources' Chairman and CEO, Merle A. Hinrichs, said: “Since October 2008, David served as Deputy CFO.  I congratulate David on his new appointment as CFO and am confident his close collaboration with Eddie over the past nine months has resulted in a seamless transition.  David's vast knowledge and experience in corporate finance and China tax law is a great asset to our management team.  We thank Eddie for his service to Global Sources, and we wish Eddie the very best in his retirement.”

Prior to joining Global Sources in October 2008, Gillan, 45, was based in Shanghai as China Managing Director and CEO for the Dennis Family Corporation Pty. Ltd., a private Australian real estate investment and development fund. From 2000 to 2003, Gillan was Finance Director, Tax & Treasury and Director of Project Development for the Intercontinental Hotels Group – Asia Pacific. He has over 15 years of senior management experience in Asia, predominantly in China where he has held various senior finance roles with public and private firms. He began his finance career with Arthur Andersen in Canada and holds an MBA in International Management, Marketing and Finance from the University of Saskatchewan, Canada and a BBA in Finance from the University of Prince Edward Island, Canada.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 803,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.3 million products and more than 196,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 12 specialized trade shows which run 29 times a year across 10 cities.

Suppliers receive more than 67 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 38 years. Global Sources' network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,500 team members in more than 40 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.